PAYSYS INTERNATIONAL, INC.
                               One Meca Way
                         Norcross, Georgia  30093


March 30, 1998


VIA EDGAR


Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  PaySys International, Inc.
          Withdrawal of Registration Statement on Form S-1
          (File No. 333-37411) filed on October 8, 1997

Dear Sir or Madam:

PaySys International, Inc. (the "Company") hereby applies under Rule 477 for the withdrawal of its above-referenced Registration Statement on Form S-1 filed on October 8, 1997, as amended, with respect to the registration of 3,333,333 shares of the Company's Common Stock. The Company has been unable to complete the offering as contemplated and has determined that it is in its best interests to withdraw the registration at this time. No sales have been made under the proposed registered offering.

Please direct any questions to the undersigned.


Respectfully Yours,


/s/ William J. Pearson
William J. Pearson
Senior Vice President